Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunEdison, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-19159, 333-43474, 333-163318, 333-166623, 333-172396, 333-183550, and 333-189266) and on Form S-3 (Nos. 333-173147 and 333-191053) of SunEdison, Inc. our report dated March 2, 2015, with respect to the consolidated balance sheets of SunEdison, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of SunEdison, Inc.
Our report dated March 2, 2015, on the effectiveness of internal control over financial reporting as of December 31, 2014, contains an explanatory paragraph that states the Company acquired Silver Ridge Power, LLC (Silver Ridge) and Capital Dynamics U.S. Solar Energy Fund, L.P. (Capital Dynamics) during 2014, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, Silver Ridge’s and Capital Dynamics’ internal control over financial reporting associated with $1,280.9 million and $56.3 million of the Company’s total assets and net sales, respectively, included in the consolidated financial statements of the Company as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Silver Ridge and Capital Dynamics.

/s/ KPMG LLP

St. Louis, Missouri
March 2, 2015